November 8, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Chain Bridge I
Registration Statement on Form S-1
File No. 333-254502

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as representatives of the underwriters for the proposed public offering of units of Chain Bridge I (the “Company”) pursuant to the above-referenced Registration Statement, hereby join in the request of the Company for acceleration of the effective date of the above-referenced Registration Statement so that it becomes effective at 4:00 p.m., Eastern time, on November 9, 2021, or as soon as possible thereafter.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act, we advise you that, as of the date hereof, we expect to distribute approximately 1,000 copies of the Preliminary Prospectus, dated November 1, 2021, to prospective dealers, institutional investors, retail investors and others.

We have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced proposed offering.

[Signature Page Follows]

Very truly yours,

COWEN AND COMPANY, LLC

By:	/s/ Christopher Weekes
Name:	Christopher Weekes
Title:	Managing Director

WELLS FARGO SECURITIES, LLC

By:	/s/ Elizabeth Alvarez
Name:	Elizabeth Alvarez
Title:	Managing Director

[Signature Page to Acceleration Request Letter]